AMENDMENT TO THE FORM C

OFFERING MEMORANDUM DATED DECEMBER 14, 2023



Me Global App Inc.
d/b/a Linkme
361 E Hillsboro Blvd.
Deerfield Beach, FL, 33441

www. https://link.me

Up to $5,000,000 of Class B Non-Voting Common Stock

Offering Price Per Share: $1.80

Target Amount: $18,000.00

Minimum Target Number of Shares: 10,000 shares of Class B Non-Voting Common Stock*

Minimum Investment Amount Per Investor: $360 (200 shares of Class B Non-Voting Common Stock**)**

Me Global App Inc. d/b/a Linkme, is offering up to $5,000,000 worth of Class B Non-Voting Common Stock (the "Offering"). The minimum target amount under this Regulation CF offering is $18,000 (the "Target Amount"). The Company must reach its Target Amount** of $18,000.00 by April 28, 2024, the end date of the offering (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. Unless the Company raises at least the Target Amount of $18,000 under the Regulation CF offering by April 28, 2024, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

The Offering is being made through Andes Capital Group, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the securities. The rights and obligations of any purchasers of the securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with North Capital Private Securities Corporation (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the securities at any time for any reason.

*The company is amending the Form C, to extend the offering deadline until April 28, 2024. Unless specifically indicated in this document, the information contained herein, is as of August 11, 2023.

**as of the date of this amendment the company has reached its Target Amount.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

In this Offering Memorandum, the term "Linkme," "we", or "the company" refers to Me Global App Inc.

THE COMPANY AND ITS BUSINESS

Overview

The Company is an all-in-one social media platform app that allows the user to centralize all their social media and other applications in one place. The app provides the user with the ability to share with other users all of their social media information, social profiles and contact information. Users connect (link) with each other users through a friend request to join their network or through a simple QR code. The app also provides users the ability to call, text, video call, create digital business cards to their links and improve their ability to network. Linkme also provides trending news and videos. Linkme generates revenue from marketing and advertising services, such as premium subscriptions, data sales, and other sources. Advertising revenue is the primary revenue source for most social media companies.

With over 6.8 billion smartphone users and 220+ billion app installs annually as of 2022, we believe there is a large market opportunity for Linkme. Our platform centralizes and simplifies these vast user numbers, providing a modern, unified approach to social media, business cards, custom QR code sharing, and networking that is both user-friendly and aesthetically pleasing.

Below we highlight the functionality of our platform.

- Social Media Capabilities
  - Linkme offers a unique feature called shouting, allowing users to share messages, pictures, and videos with their connections ("Shouting"). This social feed is fully controlled by Linkme and is independent of external social platforms. Similar to Twitter, messages shared on Shouting are called Shouts, and sharing someone else's message is a "Shoutout." The "Clips" featured within Shouting resembles TikTok or Instagram's Reels.

- Ads Platform
  - Linkme provides user-friendly, modern ads for businesses of all sizes to effectively target their consumers.
  - Pursuant to negotiated contracts, in some instances Linkme may receive revenue from sales by third parties due to utilizing Linkme services.

- Future Subscription Model
  - Linkme+ intends to offer an exclusive verification badge for users, adding credibility.
  - Our goal is that subscribers have access to in-depth analytics, including information on profile views and the most viewed platforms.
  - Additional benefits may include priority messaging, ensuring that Linkme+ users' messages appear at the top of message requests, algorithm advantage for an increased chance of appearing in the trending feed, and an ad-free experience.
  - Subscribers will have to pay Linkme+. We intend the membership fee to range from $4.99 to $99.99 per month, depending on selected features users select.

- Data Model
  - The platform is able to generate significant amounts of valuable data from its users.
  - This data includes geolocation, network connections, and usage preferences, which can be used to gain insights into user behavior and preferences.
  - Linkme's ability to collect and analyze this data provides significant value to the company.
  - For example, it can be used to inform the development of new features and functionality that better meet the needs of users.
  - It can also be used to inform marketing and advertising efforts, allowing businesses to more effectively target their desired audience.

Milestones

As of the date of this Offering Memorandum, Linkme has achieved noteworthy milestones:
- Live app on the App Store and Google Play Store.
- Millions of followers on social media.
- Over 800,000 registered users.
- Reached #7 on France's App Store for social networking apps.
- Reached #17 on the United States App Store for social networking apps.
- Dozens of key features are currently in development and preparing for deployment.
- Currently, Linkme has over 800,000 users. In addition, we believe we have implemented a unique user growth formula, which has led to acquiring 500,000 users with $250,000 investment in acquisition, over a 6-month period. We aim to expand our user base to 5 million or more users within the next 12 months, leveraging the funding from this capital round.

We believe Linkme is poised to grow virally in the coming months and year.

Market and Competition

The social media industry is a rapidly growing sector.

- With over 5.2 billion internet users globally (according to the International Telecommunication Union ("ITU")) and more than half of them using social media, the market for social media platforms is enormous. We believe social media is increasingly becoming an integral part of our lives, providing users with opportunities for communication, entertainment, and networking.
- As of 2026, the social media industry's expected total value is to exceed $2 trillion with annual revenues in excess of $250 billion (Sourced by Statista, Bloomberg, IDC, and Forrester - as well as all current 2022 public market cap reporting) based on an average CAGR of 23.9% (with the industry ranging annually between 13.7% and 34.1%) from the 2022 market cap of the top 7 social media companies drives the market cap to well beyond $2T.

This expected growth continues to be driven by the increase in the number of active users and the growing social media advertising revenue and other revenue sources. Social media companies generate revenue from:

- Advertising
  - The advertising revenue is the primary revenue source for most social media companies, accounting for over 90% of their total revenue but a growing component being data sales with expectations of it eclipsing 20% by 2026.
- Premium subscriptions.
- Data sales, and other sources.

With the advent of new technologies such as virtual reality, augmented reality, and blockchain, social media companies are exploring new revenue streams.

Social media companies' valuation is based on their user base, growth potential, revenue, and profitability. Companies with a large user base and high engagement rates, are typically more valuable. Additionally, companies that have a robust advertising platform and unique features to differentiate themselves from competitors tend to have higher valuations.

Investors looking to invest in the social media industry should consider the market's growth potential, the company's revenue streams, user base, and profitability. With social media's increasing influence on society and businesses, we believe investing in this industry presents a significant opportunity for growth and returns.

Linkme Advantages

- 100% Free Service
  - Linkme is a completely free service with no hidden fees, making it accessible to everyone.
- Multiple Contact Methods
  - The platform caters to various communication preferences, allowing users to connect through video, voice, or text messaging.
- Fresh and Modern Design
  - With a fresh and modern design and brand, we believe Linkme stands out in the crowded social media market.
- User-Friendly Interface
  - The user-friendly interface makes it easy for users of all ages and backgrounds to navigate the platform.
- Emphasis on Viral Networking
  - Linkme places a strong emphasis on viral networking, allowing users to quickly and easily connect with others in their network.
- Built-in Social Network
  - Linkme's Shout feed allows users to post images, videos, and text for other users to see. This helps users network and grow at no cost.
- Unique Notification Modes
  - The platform offers a variety of unique notification modes, including push notifications, SMS, and email, ensuring that users never miss an important message.

- AI Avatar for Direct Communication
  - Linkme's AI avatar enables direct communication with users, learns about their interests, and offers personalized suggestions, enhancing the overall user experience.

Employees

The company does not currently have any employees.

Regulation

We are and may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business and future business plans, many of which are still evolving and being tested in courts, and could be interpreted in ways that could harm our business. These laws and regulations involve matters including privacy, data use, data protection and personal information, biometrics, encryption, rights of publicity, content, integrity, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage, data disclosure, artificial intelligence and machine learning, electronic contracts and other communications, competition, protection of minors, consumer protection, civil rights, accessibility, telecommunications, product liability, e-commerce, taxation, economic or other trade controls including sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. Foreign data protection, privacy, content, competition, consumer protection, and other laws and regulations can impose different obligations, or penalties or fines for non-compliance, or be more restrictive than those in the United States.

These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate and intend to operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. We are also subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that is and/or will be critical to our operations, including data shared between countries or regions in which we currently and/or in the future operate and data shared among our products and services. If we are unable to transfer data between and among countries and regions in which we operate, or if we are restricted from sharing data among our products and services, it could affect our ability to provide our services.

Intellectual Property

We anticipate making trademark filings in the coming months.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company leases office space in Miami, Florida. The lease term is from October 26, 2022, to October 25, 2023, in the amount of $6,250 per month. The cost of the lease will increase to $7,000 a month when certain repairs are completed. The lease requires a two-month deposit. Rent expense was $87,271 and 10,168 as of December 31, 2022, and 2021.

RISK FACTORS

The Securities Exchange Commission ("SEC") requires the Company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

The auditor has included a "going concern" note in the audited financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

Our business projections are only projections. There can be no assurance that the Company's business will meet our projections. Nor can there be any assurance that the Company will be able to have a significant number of users to be able to meet our projections and make a profit.

Our ability to generate revenue to support our operations is uncertain. We are in the early stage of our business and have a limited history of generating revenues. We have a limited operating history upon which you can evaluate our potential for future success, and we are subject to the additional risks affecting early-stage businesses. Rather than relying on historical information, financial or otherwise, to evaluate our Company, you should evaluate our Company in light of your assessment of the growth potential of our business and the expenses, delays, uncertainties, and complications typically encountered by early-stage businesses, many of which will be beyond our control. Early-stage businesses in rapidly evolving markets commonly face risks, such as the following:

- unanticipated problems, delays, and expenses relating to the development and implementation of their business plans;

- operational difficulties;

- lack of sufficient capital;

- competition from more advanced enterprises; and

- uncertain revenue generation.

If we are unable to obtain additional capital, our business operations could be harmed. The expansion of our business will require additional funds to support inventories and accounts receivable. In the future, we expect to seek additional equity or debt financing to provide for our working capital needs. Such financing may not be available or may not be available on satisfactory terms to us. If financing is not available on satisfactory terms, we may be unable to expand our operations to achieve our objectives. While debt financing will enable us to expand our business more rapidly than we otherwise would be able to do, debt financing increases expenses and we must repay the debt regardless of our operating results. Future equity financings could result in dilution to our stockholders.

The recent global financial crisis, which has included, among other things, significant reductions in available capital and liquidity from banks and other providers of credit, substantial reductions or fluctuations in equity and currency values worldwide, and concerns that the worldwide economy may enter into a prolonged recessionary period, may make it difficult for us to raise additional capital or obtain additional credit, when needed, on acceptable terms or at all.

Our inability to obtain adequate capital resources, whether in the form of equity or debt, to fund our business and growth strategies, may require us to delay, scale back, or eliminate some or all of our operations, which may adversely affect our financial results and ability to operate as a going concern.

We use celebrities and influencers. We use and pay celebrities and influencers to market our products and improve the profile of our company. We have provided these individuals guidance as to what they can say, but to the extent their statements, the timing of those statements or their actions are inappropriate, or they have failed to include proper disclosure we may suffer reputational harm and/or have liability with respect to their statements and actions. Either of which can materially adversely affect the company's business, reputation, results of operations and financial condition.

We may acquire other businesses, license rights to technologies or products, form alliances, or dispose of or spin-off businesses, which could cause us to incur significant expenses and could negatively affect profitability. We may pursue acquisitions, technology-licensing arrangements, and strategic alliances, or dispose of or spin-off some of our businesses, as part of our business strategy. We may not complete these transactions in a timely manner, on a cost-effective basis, or at all, and may not realize the expected benefits. If we are successful in making an acquisition, the products and technologies that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. We may not be able to integrate acquisitions successfully into our existing business and could incur or assume significant debt and unknown or contingent liabilities. We could also experience negative effects on our reported results of operations from acquisition or disposition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets.

We may need to raise additional financing to support our operations, but we cannot be sure that we will be able to obtain additional financing on terms favorable to us when needed. If we are unable to obtain additional financing to meet our needs, our operations may be adversely affected or terminated. We have limited financial resources. There can be no assurance that we will be able to obtain financing to fund our operations in light of factors beyond our control such as the market demand for our securities, the state of financial markets generally, and other relevant factors. Any sale of our common stock in the future may result in dilution to existing stockholders. Furthermore, there is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay any future indebtedness or that we will not default on our future debts, which would thereby jeopardize our business viability. Finally, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to continue the development of our technology, which might result in the loss of some or all of your investment in our common stock.

If we obtain debt financing, we will face risks associated with financing our operations. If we obtain debt financing, we will be subject to the normal risks associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest and the risk that we will not be able to renew, repay, or refinance our debt when it matures or that the terms of any renewal or refinancing will not be as favorable as the existing terms of that debt. If we enter into secured lending facilities and are unable to pay our obligations to our secured lenders, they could proceed against any or all of the collateral securing our indebtedness to them.

If we experience rapid growth and we are not able to manage this growth successfully, this inability to manage the growth could adversely affect our business, financial condition, and results of operations. Rapid growth places a significant strain on our financial, operational, and managerial resources. While we engage in strategic and operational planning to adequately manage anticipated growth, there can be no assurance that we will be able to implement and subsequently improve operations and financial systems successfully and in a timely manner to fully manage our growth. There can be no assurance that we will be able to manage our growth and any inability to successfully manage growth could materially adversely affect our business, financial condition, and results of operation.

Other factors can have a material adverse effect on our future profitability and financial condition. Many other factors can affect our profitability and financial condition, including:

- changes in the creditworthiness of counterparties that transact business with;
- difficulties related to our information technology systems, any of which could adversely affect business operations, including any significant breakdown, invasion, destruction, or interruption of these systems;
- changes in business, economic, and political conditions, including: war, political instability, terrorist attacks in the U.S. and other parts of the world, the threat of future terrorist activity in the U.S. and other parts of the world and related military action; natural disasters; pandemic; the cost and availability of insurance due

to any of the foregoing events; labor disputes, strikes, slow-downs, or other forms of labor or union activity; and, pressure from third-party interest groups;

- changes in our business and investments and changes in the relative and absolute contribution of each to earnings and cash flow resulting from evolving business strategies, changing product mix, changes in tax rates and opportunities existing now or in the future;
- changes in the rate of inflation, interest rates and the performance of investments held by us;
- changes in credit markets impacting our ability to obtain financing for our business operations;
- changes in, or interpretations of, laws and regulations including changes in accounting standards and taxation requirements;
- legal difficulties, any of which could preclude or delay commercialization of products or technology or adversely affect profitability, including claims asserting statutory or regulatory violations, adverse litigation decisions, and issues regarding compliance with any governmental consent decree;
- trademarks, copyrights and other intellectual property could be unenforceable or ineffective; or
- vulnerability to hackers and cyber-attacks.

Our business is at an early stage of development, and we may not develop products or services that can be commercialized, and we have a limited operating history. Our business is at an early stage of growth. Because we have little operating history, you will have difficulty evaluating our business and future prospects, and we cannot predict if or when we will achieve profitability.

As we are a development stage business, we have a limited operating history and are subject to risks of business development. The Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of a new social n1edia application and a corresponding base of users and paid subscribers.

Our financial results may fluctuate and are difficult to predict. We have a limited operating history, which makes it difficult to forecast our future financial results. Accordingly, you should take into account the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. Our financial results in any given period can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

- our ability to grow the number of our users and their engagement;
- the pricing of our platform;
- our inability to generate revenue;
- changes to our platform or the development and introduction of new products or services by us or our competitors;
- user behavior or changes to our platform that may reduce traffic to our platform;
- increases in marketing, sales, and other operating expenses that we will incur to grow and expand our operations;
- costs related to our safety, security, and content review efforts;
- our ability to obtain equipment, components, and labor for our operations in a timely and cost-effective manner;
- system failures or outages or government blocking, which could prevent us from operating for any period of time;
- breaches of security or privacy, and the costs associated, with any such breaches and remediation;
- changes in the manner in which we distribute our platform or inaccessibility of our platform due to third-party actions;
- fees paid to users or third parties for content;
- adverse litigation judgments, settlements, or other litigation-related costs;
- changes in the legislative or regulatory environment, including with respect to privacy and data protection, or actions by governments or regulators, including fines, orders, or consent decrees;

- the overall tax rate for our business;
- the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued, and may significantly affect the effective tax rate of that period;
- changes in U.S. generally accepted accounting principles; and
- changes in global business or macroeconomic conditions.

The Company depends on key personnel and faces challenges recruiting needed personnel. The Company's future success depends on the efforts of its Chief Executive Officer, Net Kohen. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business. Globally, the social media sector is intensely competitive. The principal competitive factors in this industry include user acquisition, pricing, ability to produce interesting content and applications, and responsiveness to customer preferences. If we cannot adequately compete with pricing and interest, it could adversely affect our results of operations.

We plan on operating in foreign jurisdictions. The Company will be required to comply with the laws of those jurisdictions, including requirements for local partners, tax laws and other legal requirements. Doing business in such foreign jurisdictions entails political risk, and their judicial systems may not provide the same level of legal protections and enforcement of contract and intellectual property rights to which investors are accustomed in the United States. Investment in the Company carries more risk of loss due to foreign complications in comparison with companies that only operate domestically.

Our business is and may become subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data use and data protection, content, competition, safety and consumer protection, e-commerce, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our products and business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We are and may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business and business plan, including privacy, data use, data protection and personal information, biometrics, encryption, rights of publicity, content, integrity, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage, data disclosure, artificial intelligence and machine learning, electronic contracts and other communications, competition, protection of minors, consumer protection, civil rights, accessibility, telecommunications, product liability, e-commerce, taxation, economic or other trade controls including sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, consumer protection, and other laws and regulations can impose different obligations or be more restrictive than those in the United States.

These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. For example, regulatory or legislative actions or litigation affecting the manner in which we display content to our users, moderate content, or obtain consent to various practices could adversely affect user growth and engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results.

We are also subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that may become critical to our operations, including data shared between countries or regions in which we operate or will operate and data shared among our products and services.

These laws and regulations, as well as any associated claims, inquiries, or investigations or any other government actions, have in the past led to, and may in the future lead to, unfavorable outcomes including increased compliance costs, loss of revenue, delays or impediments in the development of new products, negative publicity and reputational harm, increased operating costs, diversion of management time and attention, and remedies that harm our business, including fines or demands or orders that we modify or cease existing business practices.

In addition, compliance with regulatory and legislative privacy requirements require significant operational resources and modifications to our business practices, and any compliance failures may have a material adverse effect on our business, reputation, and financial results.

The elimination of monetary liability against our directors, officers, and employees under Florida law and the existence of indemnification rights to our directors, officers, and employees may result in substantial expenditures by our Company and may discourage lawsuits against our directors, officers, and employees. Our organizational documents contain a provision permitting us to eliminate the personal liability of our directors to our Company and shareholders for damages for breach of fiduciary duty as a director or officer to the extent provided by Florida law. We also have contractual indemnification obligations under our employment agreements with our officers. The foregoing indemnification obligations could result in our Company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage our Company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers even though such actions, if successful, might otherwise benefit our Company and shareholders.

Risks Related to the Securities
Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited. Any stock purchased through a crowdfunding campaign is subject to SEC limitations of transfer. This means that the shares that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the twelve months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

One stockholder has control over all stockholder decisions because it controls a substantial majority of our voting stock. As a result of the Class A Voting Common Stock that a related third party holds, our officers and directors will be able to exercise voting rights with respect to an aggregate of 100,000,000 shares of Class A Voting Common Stock, which will represent approximately 93% of the voting power of our outstanding capital stock immediately following this offering. The Class B Non-Voting Common Stock issued in this offering will not dilute our related third parties voting control because the Class B Non-Voting Common Stock has no voting rights. As a result, our related third party has the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

There is a minimum $18,000 amount set as a condition to closing this Offering. Because this is a "best efforts" Offering with a $18,000 minimum, we will have access to any funds tendered in excess of $18,000. This might mean that very limited investments may be made in this Offering, leaving the Company without adequate capital to pursue its business plan or even to cover the expenses of this Offering.

We are offering Bonus Shares, which is effectively a discount on our stock price, to some investors in this Offering. Certain investors in this Offering are entitled to receive additional membership interests in the special purpose vehicle representing shares of Class B Non-Voting Common Stock (effectively a discount) based on the amount invested. The number of Bonus Shares will be determined by the timing of the investment or the amount of money they invest in this offering and will effectively act as a discount to the price at which the company is offering its stock. For example, an investor who invests $10,000.80 in this Offering in the first 24 hours after our launch will be eligible for 10% Bonus Shares for timing and 10% Bonus Share for investing over $10,000. Accordingly, that investor would receive 5,556 shares of the Company's Class B Non-Voting Common Stock plus an additional 1,111 Bonus Shares, effectively purchasing 6,667 shares of Class B Non-Voting Common Stock for the same price paid for 5,556 shares of Class B Non-Voting Common Stock or effectively paying a per share price of $1.50 (. For more details, including all of the Bonus Shares being offered, see "Bonus Share" below. Consequently, the value of shares of investors who pay the full price or are entitled to a smaller amount of Bonus Shares in this offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for their stake in the Company.

The Company's management has discretion as to use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated that it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class B Non-Voting Common Stock hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Company may undertake an offering under Regulation A in the near future. If the Company undertakes an offering of securities in reliance on Regulation A under the Securities Act, or registers an offering under that Act, it will have to disclose more information than in this Form C. Such information may be significantly different and investors may have made a different investment decision if they had had access to such information.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the subscription agreement which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreements, including any claims made under the federal securities laws. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Florida, which governs the agreements, by a federal or state court in the State of Florida. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under any of the agreements, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under any of the agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

The table below sets forth the officers and directors of the Company.

Name	Position	Employer	Term of Office (If indefinite give date of appointment)
Officers			
Net Kohen	Chief Executive Officer	Linkme	March 18, 2021 - Present
Steven Siegelaub	Chief Financial Officer	Linkme	March 18, 2021 - Present
Director			
Steven Siegelaub	Director		March 18, 2021 - Present

Net Kohen, Chief Executive Officer

Currently, Net Kohen serves as the Chief Executive Officer of Linkme. In addition, since 2018 Mr. Kohen has served as Co-Chief Executive Officer, Chief Technology Officer and Founder of NXTGEN,a technology company specializing in developing, deploying and designing apps for start-ups and established businesses nationwide. NXTGEN has delivered high quality apps to variety of businesses.

Steven Siegelaub, Chief Financial Officer and Director

Currently, Steve Siegelaub serves as Chief Financial Officer of Linkme. In addition, Mr. Siegelaub is the founder of Siegelaub & Rosenberg P.A. an accounting firm established in 1989.   Siegelaub & Rosenberg P.A provides business and accounting advice to businesses and start-ups.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows the owners of more than 20% of Company's voting securities as of August 11, 2023:

Name and address of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
LinkUpCity LLC* 361 E Hillsboro Blvd. Deerfield Beach, FL 33441	100,000,000 shares of Class A Common Stock	93.03%

  *Net Kohen is the manager of LinkUpCity LLC. Approximately 34.3% and 35.7% of LinkUpCity LLC is beneficially owned by Net Kohen and his father Rani Kohen, respectively.

The following table describes our capital structure as of August 11, 2023:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued (including warrants)	Available
Class A Voting Common Stock	300,000,000	109,187,500.67	2,723,501.69*	190,812,500

| Class B Non-Voting Common Stock | 200,000,000 | 0 | 2,777,777** | 200,000,000 |

*2,723,501.69 shares of Class B Non-voting Common Stock are reserved for warrant issuances.

** 2,777,777 shares of Class B Non-Voting Common Stock reserved for this Regulation CF Offering.

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation for a $18,000 Raise	Allocation for a $5,000,000 Raise
Offering Costs (Broker and Processing Fees)	$3,000	$400,000
Marketing and Advertising	$0	$2,000,000
Product Research & Development	$0	$1,500,000
Operational	$15,000	$ 600,000
General Working Capital	$0	$ 500,000
Total	$18,000	$5,000,000

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward- looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Assurance Dimensions. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement. The following discussion also includes information based on our unaudited operating data for 2023 and is subject to change once we complete our fiscal year, prepare our financial statements and our accountant completes an audit of those statements.

The Company generates revenue by selling marketing packages to businesses and individuals to advertise and promote their brands across Linkme and all other social media platforms the client is using as well as selling its own branded merchandise. The Company acts as a marketing consultant for these businesses and individuals.

Revenue

From the date of inception (March 18, 2021) through December 31, 2022, the Company has focused on raising capital, marketing and research and development. The Company began receiving revenue in Q2 2022. Accordingly, the Company had $182,298 in revenue for the fiscal year through December 31, 2022 ("Fiscal 2022") compared with $0 from inception until December 31, 2021 ("Fiscal 2021"). From January 1, 2023 to June 15, 2023 the Company had $28,001 in revenue.

Expenses

During Fiscal 2022, the Company focused on raising capital, marketing and research and development, accordingly, our expenses increased to $1852,225 from $426,976 in Fiscal 2021. The Company's expenses in Fiscal 2022 included marketing expenses (the financials say advertising and promotion) for an amount of $372,468, at 20% of total expenses, research and development of the Linkme platform for an amount of $1,097,697, at 59% of total expenses, and general and administrative expenses including personnel and other for an amount of $382,060, at 21% of total expenses. We will be continuing to augment our artificial intelligence ("AI") capabilities, expand our marketing program as well as focus on improving the overall performance and scalability of the Linkme platform.

Liquidity and Capital Resources

The Company had approximately $298,693 cash on hand as of December 31, 2022 and approximately $440,000 as of June 15, 2023. Currently, we estimate our monthly burn rate to be $100,000 until we receive proceeds from this Offering.

The Company anticipates the proceeds from the offering will be utilized for additional research and development, marketing, investment in sales personnel and working capital. These investments will allow the issuer to ramp up their user base across the Linkme platform and increase the monetization of their marketing programs and advertising revenue to both business and individuals. The proceeds of the offering coupled with the increased monetization of the advertising platform will improve the liquidity of the issuer.

In the event this Regulation Crowdfunding Offering is not successful, the Company would run out of cash in less than twelve months. In effort to avoid this issue, we would scale back operations and reduce our monthly burn rate to better position ourselves to move forward with alternative fundraising. If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on doubling our current monthly burn rate of approximately $100,0000 for strategic user acquisition, development, other marketing efforts, new key hires, operations, and other expenses.

Plan of Operations

As we look to the future of Linkme, our primary goals include:
- Continue to scale our user base.
  - We are focused on improving the overall performance and scalability of the Linkme platform to support not just millions of users today but billions of users in the future. This requires significant investment in technology and infrastructure, and we are committed to ensuring that our platform can support the rapidly growing user base while maintaining high levels of performance and security.
  -
- Expand our platform's functionality to meet the increasing demand for new social media alternatives.
  - We understand the importance of creating a unique and engaging user experience, which is why we continue to invest in developing features that differentiate us from our competitors.

- Achieving maximum networking viralness.
  - We are putting a significant emphasis on expanding our AI avatar and systems that are already integrated into the Linkme app. We expect our AI to be as responsive, if not more so, than any other user or follower, observing users' interests and likes through their browsing, posts, and follows. This will allow our AI to provide personalized suggestions and recommendations, and even help individual users amplify their own posts and networking capabilities directly to others that the AI feels would and should see those messages.

Trends

The Company believes the following are the most trends that should continue to shape the social media market:

- Increased Connectivity: These platforms have made it easier than ever for people to stay connected with friends and family, meet new people, and exchange ideas on a global scale.

- E-commerce Integration: Social media platforms have integrated e-commerce options, simplifying the shopping experience. Users can purchase items directly from social media posts or ads, making these platforms even more indispensable.

- Expanding Markets: With the proliferation of smartphones and cheap internet, new demographic groups, especially in developing countries, are becoming accessible. This offers a vast potential user base for these platforms.

- Advancements in AI and Machine Learning: The improvement of AI and machine learning technologies has enhanced the user experience. Personalized content, voice recognition, automated customer service, and predictive analytics are a few examples.

- Rise of Augmented Reality (AR) and Virtual Reality (VR): The integration of AR and VR in social media platforms can offer unique, immersive experiences, opening new possibilities for user interaction and content creation.

- Video Content: The popularity of video content is on the rise. This is exemplified by the rapid growth of platforms like TikTok.

- Growth of Influencer Marketing: Brands are increasingly partnering with influencers for advertising, owing to their potential for engaging with audiences on a more personal and authentic level.

- Focus on Mental Health: Platforms are taking steps to counter the negative effects of social media on mental health, such as introducing features to control screen time, encouraging breaks, and adjusting algorithms to promote positive content.

- Improved Privacy and Security Features: In response to growing privacy concerns, many platforms are introducing improved privacy controls for users and working to enhance their security measures.

- Voice Social Networks: Audio-based social networking, like Clubhouse, is a recent trend. It brings a more personal touch and a different kind of accessibility to social platforms.

- Increased User Control: There's a trend towards giving users more control over their own data, their engagement with content, and their interaction with other users.

- Sustainability and Social Responsibility: Social platforms are increasingly embracing the need for sustainability and social responsibility in their operations, including taking stands on social issues, encouraging eco-friendly practices, and promoting fair trade.

- Cybersecurity Threats: With the increasing amount of personal information shared on these platforms, they have become prime targets for hackers. Cybersecurity threats such as phishing, malware, data breaches, and identity theft are significant risks.

- Privacy Concerns: Users are becoming increasingly concerned about their personal data and how it's being used. This includes issues with data collection, storage, sharing, and usage without explicit consent.

- Regulatory Challenges: Different jurisdictions have different regulations regarding data privacy and security. These differences can make it challenging for these platforms to operate globally.

- Disinformation and Fake News: The spread of false information and propaganda is a major issue for these platforms. It can lead to the disruption of public discourse, influence elections, and even incite violence.

- Toxicity and Harassment: Online harassment, bullying, hate speech, and other forms of toxic behavior can cause significant harm to users and can lead to a decline in platform usage.

- Competition and Market Saturation: There are many apps and platforms available, making the market highly competitive. Staying relevant and innovative in such an environment can be challenging.

- Content Moderation: Deciding what content is acceptable and what is not can be a difficult task. Too much censorship can lead to backlash, while too little can lead to the spread of harmful content.

- Algorithmic Bias: Algorithms used by these platforms can inadvertently perpetuate and amplify existing social biases, leading to unfair outcomes.

- Dependence on Advertising Revenue: Many of these platforms rely heavily on advertising for revenue. Changes in advertising trends, ad blockers, or the loss of advertisers can impact profitability.

- Addiction and Mental Health Issues: There is growing concern about the impact of excessive use of these platforms on mental health, particularly among younger users. This can lead to regulatory intervention and a backlash from users and society.

- Intellectual Property Violations: There's a risk of users uploading copyrighted content without permission, leading to potential legal and financial consequences.

We anticipate all these market trends will impact the operating segments of the Company.

RELATED PARTY TRANSACTIONS

As of December 31, 2022, Linkupcity LLC ("Linkupcity"), a related company owns 100,000,000 Class A Voting Common Stock, or 93.03% of the Company. The Company's Chief Executive Officer, Net Kohen is the manager of Linkupcity LLC.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

- During 2021 the Company issued 6,125,000 shares for between $.20 and $.40 cents per share for a total of $1,650,000. (4,000,000 at $.20 cents per share for a total of $800,000 and 2,125,000 shares at $.40 cents for a total $850,000). The Company relied on Section 4(a)(2) of the Securities Act and used the proceeds of that offering for working capital.

- During 2022 the Company issued 250,000 shares for $0.40 cents per share for a total of $100,000. The Company relied on Section 4(a)(2) of the Securities Act and used the proceeds of that offering for working capital.

- During 2022 the Company issued an additional 59,000 shares at a discount of $0.10 cents for consulting services for $5,900. The fair market value when the shares were issued to consultants was $0.60 cents resulting in an expense to the income statement of $29,500, which is classified as other general and administrative expenses with a corresponding increase to additional paid in capital. The Company relied on Section 4(a)(2) of the Securities Act.

- On October 24, 2022, the Company commenced a private placement to raise $2,000,000 and issued up to 3,333,334 shares. Each share is comprised of one (1) common stock at $0.60 cents per share, no par value and one (1) common stock warrant with an exercise price of $0.90 cents with a three -year termination date. As of December 31, 2022, 1,059,331 shares of common stock shares have been purchased for $635,600 and 1,059,331 common stock warrants have been issued. The Company relied on Section 4(a)(2) of the Securities Act and used the proceeds of that offering for working capital.

- The Company also issued 100,000,000 shares to the founders at zero dollars during the period from inception to December 31, 2022. The Company relied on Section 4(a)(2) of the Securities Act . No proceeds were received.

- Subsequent to December 31, 2022, as a part of the private placement that commenced on October 24, 2022, 1,118,148 shares of common stock at $0.60 cents per share have been purchased for total proceeds of $715,891 and1,188,148 common stock warrants with an exercise price of $0.90 cents with a three -year termination date has been issued. The Company relied on Section 4(a)(2) of the Securities Act and used the proceeds of that offering for working capital.

- Subsequent to December 31, 2022, as a part of the private placement, that commenced on October 24, 2022, an additional 30,000 shares have been issued to consultants for services with no proceeds. The Company relied on Section 4(a)(2) of the Securities Act.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Linkme Certificate of Incorporation, as amended and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation, as amended and its Bylaws. For a complete description of the Company's capital stock, you should refer to our Certificate of Incorporation, as amended and our Bylaws and applicable provisions of the Florida General Corporation Law.

General

The Company's authorized securities consists of 500,000,000 shares of Common Stock of which 300,000,000 shares are Class A Voting Common Stock and 200,000,000 shares are Class B Non-Voting Common Stock.

As of August 11, 2023, there were 109,187,500.67 shares of Class A Voting Common Stock outstanding and 0 shares of Class B Non-Voting Common Stock outstanding. For this offering, the Company is issuing Class B Non-Voting Common Stock at $1.80 per share. The minimum individual subscription amount is $360 (200 shares of Class B Non-Voting Common Stock).

Class B Non-Voting Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class A Voting Common Stock; except: (i) our Class B Non-Voting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Florida Law.

Common Stock

Dividend Rights
Holders of Class A Voting Common Stock and Class B Non-Voting Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights
Each holder of Class A Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Class B Non-Voting Common Stock are not entitled to voting rights.

Right to Receive Liquidation Distributions
In the event of the Company's liquidation, dissolution, or winding up, holders of its Class A Voting Common Stock and Class B Non-Voting Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences
Holders of the Company's Class A Voting Common Stock and Class B Non-Voting Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Class A Voting Common Stock or Class B Non-Voting Common Stock.

The rights, preferences and privileges of the holders of the Company's Class A Voting Common Stock and Class B Non-Voting Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any additional classes of stock that we may designate in the future.

What it Means to be a Minority Holder

As an investor in Class B Non-Voting Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of securities

For a year, subject to the right of first refusal described above, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected KoreConX Inc., an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

BONUS SHARES AND PERKS

Bonus Shares – Time Based

Certain investors in this offering are eligible to receive additional membership interests representing shares of Class B Non-Voting Common Stock (effectively a discount) for their shares purchased ("Bonus Shares") based either on the timing of your investment and on the amount of your investment.

Investors will receive the highest single bonus they are eligible for in each category.

For clarification, the amount of Bonus Shares that are available to any investor is capped at 30%.

Time-Based	
NAME	**DESCRIPTION**
Friends and Family	Investors who invest in the Securities from August 15, 2023 to August 16, 2023 will receive 15% additional shares as a bonus.
Early Bird	Investors who invest in the Securities from August 17, 2023 to August 24, 2023 will receive 10% additional shares as a bonus.
First Month	Investors who invest in the Securities from August 25, 2023 to September 22, 2023 will receive 5% additional shares as a bonus.

Bonus Shares and Perks

Amount-Based: These amount-based perks are based on the amount of the Investor's investment.			
INVESTMENT AMOUNT	**PERKS**	**BONUS SHARES DESCRIPTION**	**ESTIMATED VALUE**
Linkme Investor: $360 to $999	• Linkme's social media growth guide. • Access to our private investor newsletter.	N/A	$500
Platinum Investor: $1,000 to $9,999	• Linkme's social media growth guide. • Access to our private investor newsletter.	Investors who purchase Securities with a value of at	$500

		least $1,000 and up to $9,999, will receive 5% additional shares as a bonus (the "Over $1k Bonus").	
Gold Investor: $10,000 to $49,999	• Linkme's social media growth guide. • Access to our private investor newsletter. • 2 Linkme hoodies. • Zoom call with the founders.	Investors who purchase Securities with a value of at least $10,000 and up to $49,999, will receive 10% additional shares as a bonus (the "Over $10k Bonus").	$600
Diamond Investor: $50,000 to $99,999	• Linkme's social media growth guide. • Access to our private investor newsletter. • 2 Linkme hoodies. • Zoom call with the founders. • Access to Scheduling a quarterly call with founders. • Linkme team will create and verify a Linkme profile for yourself and your business. • Access to the Linkme beta app. Test new features before they're live.	Investors who purchase Securities with a value of at least $50,000 and up to $99,999, will receive 20% additional shares as a bonus (the "Over $50k Bonus").	$600
Legacy Investor: $100,000+	• Linkme's social media growth guide. • Access to our private investor newsletter. • 2 Linkme hoodies. • Zoom call with the founders. • Meet the founders: Dinner with the founders arranged by the Linkme team. • Access to Scheduling a quarterly call with founders in 2023 and 2024. • Linkme team will create and verify a Linkme profile for yourself and your business. • Access to the current Linkme beta app. Test new features before they're live.	Investors who purchase Securities with a value of $100,000 or more will receive 30% additional shares as a bonus (the "Over $100k Bonus").	$1000

Bonus Restrictions: An Investor who meets the criteria for a bonus in the time-based category and amount-based category may receive one bonus in each category. The bonuses are only available to Investors who purchase Securities during this Regulation CF Offering, and are not available for any subsequent purchases or sales of Securities. The bonuses will be applied to the total number of Securities purchased by the Investor, excluding any bonus shares, but only for the amount of Securities actually purchased.

Tax Treatment: The Company offers no opinion regarding the tax treatment of these perks which are a "thank you" to investors that help the Company achieve its mission. It is recommended that investors consult a tax professional to fully understand any tax implications of receiving any perks before investing. The Company has the discretion to modify or discontinue some or all of the benefits at any time and in its sole discretion.

Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share. For example, an investor who invests $10,000.80 in this offering in the first 24 hours is eligible for

20% Bonus Shares (10% for the First 24-Hours Bonus and 10% for the Over $1K Bonus). Accordingly, that investor would 5,556 shares of the Company's Class B Non-Voting Common Stock plus additional membership interests representing 1,111 Bonus Shares. In effect, the investor would be purchasing 6,667 shares of Class B Non-Voting Common Stock for the same price paid for membership interests representing 5,556 shares of Class B Non-Voting Common Stock or effectively paying a per share price of $1.50.

The Company reserves the right to discontinue offering Bonus Shares if required for business or regulatory purposes.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most frequently occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future) and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of a company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When a company seeks cash investments from outside investors, like you, new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

As we strive to provide a fair and justifiable market value for Linkme, several methodologies are employed to ensure a comprehensive assessment. We understand the complexities and unique characteristics inherent in valuing a social media company like ours, and as such, we take a multifaceted approach to this process. The key methodologies employed are:

- Discounted Cash Flow (DCF) Analysis: Given the dynamic nature of the social media industry, future cash flows often carry significant levels of risk and uncertainty. Our DCF analysis, therefore, projects Linkme's net income and discounts it back to its present value at a higher discount rate to account for this. It's a valuable measure of our intrinsic value based on our projected cash generation.

- Per User Valuation: Recognizing the importance of our expanding user base, we use a per-user valuation approach. Top social media companies have recently been valued at an average of $234.50 per user. By applying this metric to Linkme's user base, we gain insights into our value from a market comparative standpoint, leveraging our growing number of users.

- Comparables Analysis: To further benchmark our value, we engage in a comparable analysis, comparing Linkme to similar companies within the social media industry. Using key metrics such as price-to-earnings ratios, price-to-sales ratios, and per user value, we adjust these industry averages to reflect the specific characteristics and performance of Linkme, providing another lens through which to view our market value.

- Venture Capital Method: In observing the recent capital raise of near-peer LinkTree, in which $100M was raised at a $1B valuation, provides management with an insightful view of our value from an investment perspective. The implied return for investors participating in these round forms the basis of our valuation using the Venture Capital method, demonstrating the confidence and expected return of our financial partners.

- Exit Multiple Method: We also consider the value of Linkme based on an estimated future exit price. This price is calculated using certain multiples, such as a multiple of revenue or EBITDA, based on the exit multiples of similar companies in the social media space. This potential exit price is then discounted back to the present using a desired rate of return. This forward-looking approach allows us to anticipate the value realization potential of Linkme in a possible exit scenario.

By employing a combination of these methods, we triangulate a fair and reasonable valuation range for Linkme. These diverse approaches ensure that we fully consider the unique attributes and potential of our social media platform. As Linkme continues to evolve and grow, we remain committed to periodically reassessing our valuation, maintaining transparency, and enhancing the value we deliver to our stakeholders.

Disclaimers

The Company set its valuation internally, without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The Company does not have any outstanding convertible securities currently.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at: https://invest.link.me/

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor. Additionally, as noted above, investors will be required to pay an Investor Transaction Fee to the Company to help offset transaction costs equal to 3% per investment (not to exceed $100.00 per investment). This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,000 minimum investment amount per investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of each offering period to change their minds and cancel their investment commitments for any reason. Once an offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount.

During a rolling closing, those investors that have committed funds will be provided three days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C.

There are four primary requirements for early close of the offering, provided the target amount has been reached:

- The offering has been open for at least 21 days.
- A notice is sent to potential investors and investors who have made commitments that have not yet been accepted, which includes the new anticipated deadline date of the offering, the right to cancel until 48 hours prior to the new anticipated deadline date, and whether new investment commitments will be accepted during the 48-hour period prior to the new anticipated deadline date.
- The new anticipated deadline date is scheduled for at least five business days after the notice above is provided.
- At the time of the new anticipated deadline date, the issuer continues to meet/exceed the target amount.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://invest.link.me/.

ME GLOBAL APP INC

FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

ME GLOBAL APP INC

TABLE OF CONTENTS




Independent Auditor's Report


Board of Directors and Stockholders

ME GLOBAL APP INC

Opinion

We have audited the accompanying financial statements of **ME GLOBAL APP INC** (the "Company"), which comprise of the Statements of Assets, Liabilities and Stockholders' Equity as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2022 and the period from March 18, 2021 through December 31, 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2022 and the period from March 18, 2021 through December 31, 2021 in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("U.S. GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with U.S. GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with U.S. GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.


ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com




- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements include continued losses from operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Tampa, Florida

April 26, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

ME GLOBAL APP INC
STATEMENTS OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2022 and 2021

Assets

	2022	2021
Current assets:		
Cash and cash equivalents	$ 298,693	$ 1,202,024
Total current assets	298,693	1,202,024
Other assets:		
Security deposits	14,000	14,000
Prepaid rent	7,000	7,000
Total other assets	21,000	21,000
Property and equipment :		
Computer equipment	4,950	-
Accumulated depreciation	(546)	-
Total fixed assets, net	4,404	-
Total assets	$ 324,097	$ 1,223,024

Liabilities and Stockholders' Equity

	2022	2021
Total liabilities	$ -	$ -
Stockholders' equity:		
Common Stock (no par value, number of shares authorized, 500,000,000 and outstanding 107,493,331 and 106,125,000)	-	-
Additional Paid in capital	2,421,000	1,650,000
Retained deficit	(2,096,903)	(426,976)
Total Stockholders' Equity	324,097	1,223,024
Total liabilities and stockholders' equity	$ 324,097	$ 1,223,024

The accompanying notes are integral parts of these financial statements

ME GLOBAL APP INC
STATEMENTS OF OPERATIONS
F0R THE YEAR ENDED DECEMBER 31, 2022
AND THE PERIOD MARCH 18, 2021 TO DECEMBER 31, 2021

	2022	2021
Revenue	$ 182,298	$ -
Operating expenses		
Research and development	1,097,697	314,557
Advertising and promotion	372,468	73,529
Contract labor	171,225	19,373
Rent expense	87,271	10,168
Other general and administrative	123,018	9,349
Depreciation expense	546	-
Total operating expenses	1,852,225	426,976
Net loss	$ (1,669,927)	$ (426,976)

The accompanying notes are integral parts of these financial statements

ME GLOBAL APP INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022 AND
FOR THE PERIOD MARCH 18, 2021 TO DECEMBER 31, 2021

	Shares	Additional Paid in Capital	Retained Deficit	Total
Stockholders' equity March 18, 2021	-	$ -	$ -	$ -
Issuance of Common Stock to founders	100,000,000	-	-	-
Issuance of Common Stock for cash	6,125,000	1,650,000	-	1,650,000
Net loss	-	-	(426,976)	(426,976)
Total stockholders' equity December 31, 2021	106,125,000	$ 1,650,000	$ (426,976)	$ 1,223,024
Issuance of Common Stock to founders	-	-	-	-
Issuance of Common Stock issued for Services at a discount	59,000	35,400		35,400
Issuance of Common Stock for cash	1,309,331	735,600	-	735,600
Net loss	-	-	(1,669,927)	(1,669,927)
Total stockholders' equity December 31, 2022	107,493,331	$ 2,421,000	$ (2,096,903)	$ 324,097

ME GLOBAL APP INC
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022 AND
FOR THE PERIOD MARCH 18, 2021 TO DECEMBER 31, 2021

	2022	2021
Operating activities:		
Net loss	$ (1,669,927)	$ (426,976)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	546	-
Shares issued at a discount for services	29,500	-
Increase in security deposits	-	(14,000)
Increase in prepaid rent	-	(7,000)
Net cash used in operating activities	(1,639,881)	(447,976)
Investing activities:		
Purchase of fixed assets	(4,950)	-
Net cash used by investing activities	(4,950)	-
Financing activities:		
Stockholders' contributions for shares	741,500	1,650,000
Net cash provided by financing activities	741,500	1,650,000
Net (decrease) increase in cash	(903,331)	1,202,024
Cash, beginning of year	1,202,024	-
Cash, end of year	$ 298,693	$ 1,202,024

The accompanying notes are integral parts of these financial statements

Note 1 Organization and Nature of Operations

ME GLOBAL APP INC (the Company) (was incorporated in Florida on March 18, 2021) The Company, doing business as Linkme, is an all-in-one social media platform app that allows the user to centralize all their social media and other applications in one place. The app provides the user the ability to share with other users all of their social media information, social profiles and contact information. Users connect (Link) with each other users through a friend request to join their network or through a simple QR code. The app also provides users the ability to call, text, video call, create digital business cards to their links and improve their ability to network. Linkme also provides trending news and videos.

Note 2 Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) under the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation, or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate could change in the near term due to one or more future non-conforming events. Accordingly, actual results could differ significantly from estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. The FDIC insures up to $250,000 per Company, per bank. As of December 31, 2022, no banks account of the Company exceeded this amount.

Fair Value of Financial Instruments

The Company's financial instrument consists of cash and cash equivalents. At December 31, 2022, the fair value of this instrument approximated its carrying value due to the short-term nature.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The cost and related accumulated depreciation of property and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reported as current period income or expense. The costs of repairs and maintenance are expensed as incurred.

	Useful Life
Computer Equipment	7 years

Depreciation expense as of December 31, 2022, and 2021 was $546 and $-0-.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. The Company adopted the new standard on its effective date of January 1, 2019.

The following is a description of principal revenue-generating activities. The Company generates revenue by selling marketing packages to businesses and individuals to advertise and promote their brands across LinkMe and all other social media platforms the client is using. The Company acts as a marketing consultant for these businesses and individuals. As of December 31, 2022, the Company had $ 182,298 in revenue related to these services. One customer represented 11% of revenue as of December 31, 2022.

ME GLOBAL APP INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

New Accounting Pronouncement

In February 2016, the Financial Accounting Standards Board established Accounting Standards Codification ("ASC") Topic 842, *Leases*, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. The new standard establishes a right -of-use model (ROU) that requires a lessee to recognize a ROU asset and liability on the balance sheet for all leases longer than 12 months. Leases will be classified as finance or operating. The pattern of expenses recognition in the income statement will depend on the lease classification. A modified retrospective transition approach is required at the date of initial application. The Companies adopted ASC 842, Leases, as amended by subsequent accounting standards updates on January 1,2021. As the Company did not have any leases longer than 12 months there was no impact to the, statement of assets, liabilities and stockholders' equity, or cash flows.

Note 3 Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.   The ability of the Company to continue as a going concern is dependent upon future sales and obtaining additional capital and financing. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note 4 Income Taxes

ME GLOBAL APP INC is a Florida corporation and is subject to Federal and State income taxes. The Financial Accounting Standards Board (FASB) has provided guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing an entity's tax returns to determine whether the tax positions are more-likely-than-not of being sustained when challenged or when examined by the applicable taxing authority. The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

As of December 31, 2022, the Company has a net operating loss carryforward of $2,006,902. The Company recognizes a deferred tax asset to the extent that it believes that these assets are more likely than not to be realized considering all positive and negative evidence.

Because it is not more likely than not that the tax deferred asset will be realized as of date of this report, the company has set up a 100% valuation account to reduce the tax asset as required by GAAP as follows:

Deferred Tax asset (net operating loss)	$ 534,710
Valuation Allowance	($534,710)
Net Tax asset	------0------

9

The deferred tax asset is computed by applying the Federal and State Corporate tax rate of 21% and 5.5%.

Note 5 Leased Arrangements

The Company leases office space in Miami, Florida. The lease term is from October 26, 2022, to October 25, 2023, in the amount of $ 6,250 per month. The cost of the lese will increase to $7,000 a month when certain repairs are completed. The lease requires a two-month deposit. Rent expense as $87,271 and 10,168 as of December 31, 2022, and 2021.

Note 6 Shareholders' Equity

As of December 31, 2022, the Company had 500,000,000 authorized shares and 107,493,331 shares outstanding. During 2021 the Company issued 6,125,000 shares for between $.20 and $.40 cents per share for a total of $1,650,000. (4,000,000 at $.20 cents per share for a total of $800,000 and 2,125,000 shares at $.40 cents for a total $850,000).

During 2022 the Company issued 250,000 shares for $.40 cents per share for a total of $100,000. During 2022 the Company issued an additional 59,000 shares at a discount of $.10 cents for consulting services for $5,900. The fair market value when the shares were issued to consultants was $.60 cents resulting in an expense to the income statement of $29,500, which is classified as other general and administrative expenses with a corresponding increase to additional paid in capital.

On October 24, 2022, the Company commenced a private placement to raise $2,000,000 and issue up to 3,333,334 shares. Each share is comprised of one (1) common stock at $.60 cents per share, no par value and one (1) common stock warrant with an exercise price of $.90 cents with a three - year termination date. As of December 31, 2022, 1,059,331 shares of common stock shares have been purchased for $635,600 and 1,059,331 common stock warrants have been issued.

The Company also issued 100,000,000 shares to the founders at zero dollars during the period from inception to December 31, 2022.

A summary of warrant activity for the year ended December 31, 2022 is as follows:

	Number of Warrants	Weighted Average Exercise Price	Warrants Exercisable	Weighted Average Exercisable Price
Outstanding March 18, 2021	-	$ -	-	$ -
Granted	-	-	-	-
Outstanding December 31, 2021	-	-	-	-
Granted	1,059,331	0.90	1,059,331	0.90
Expired	-	-	-	-
Canceled	-	-	-	-
Outstanding December 31, 2022	1,059,331	$ 0.90	1,059,331	$ 0.90

At December 31, 2022 the warrant price for shares under warrants and the weighted-average remaining contractual life is as follows:

	Warrants Outstanding			Warrants Exercisable	
Warrant Exercise price	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual life (Years)	Number of Warrants	Weighted Average Exercise Price
$ 0.90	1,059,331	$ 0.90	3.00	1,059,331	$ 0.90

Note 7 Commitments and Contingencies

The Company is not involved in any claims or litigation at this time.

Note 8 Research and Development

The Company incurs cloud-based research and development costs to ensure the Company's technology and servers are scalable and allow the app to constantly update and upgrade the platform to handle user growth. These costs are also incurred to make weekly performance updates and upgrades for the iPhone and Android users.

Note 9 Related Parties

As of December 31, 2022, Linkupcity LLC., a related company owned 100,000,000 shares or 93.03% of the Company.

Note 10 Subsequent Events

Subsequent to December 31, 2022, as a part of the private placement noted above 1,118,148 shares of common stock at $.60 cents per share have been purchased for total proceeds of $715,891 and 1,188,148 common stock warrants with an exercise price of $.90 cents with a three -year termination date has been issued. An additional 30,000 shares have been issued to consultants for services with no proceeds.

Shares	Price Per Share	Proceeds	
1,188,148	$.60 cents	$	715,891
20,000	Shares for services	$	-
10,000	Shares for services	$	-
1,218,148		$	715,891

The Company has evaluated events through April 26, 2023, the date these financial statements were available to be issued and noted no items requiring adjustments of the statements or additional disclosures.